CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED: January 11th, 2002

HANA DEEP -1 (HANA -9) WELL SPUDDED IN EGYPT

Centurion Energy International Inc. (TSE:CUX) is pleased to announce that drilling operations have commenced at the Hana Deep -1 location on the company's West Gharib Block in Egypt. Centurion, a 30% working interest owner, has been advised by Tanganyika Oil Company Ltd., the operator of the concession that the well spudded on January 8, 2002.

Hana Deep -1 is the first of a planned three well exploration program and is being drilled within the limits of the Hana Field but will explore the multi reservoir potential of the Rudeis Sand to a depth of approximately 7,000 feet.

The Hana - 8 well which was drilled in November 2000 was the first well on the concession to encounter the Rudeis formation and tested 1,000 bopd of 33 degree API oil in the Upper Rudeis reservoir. The Hana Deep - 1 well is programmed to penetrate the same Upper Rudeis formation but at a location up dip from the Hana - 8 location and the well will also be drilled deeper to test the Lower Rudeis reservoir zones.

The second planned well, Hana South - 1 is scheduled to be drilled to an approximate depth of 6,000 feet to test the Kareem and Upper Rudeis reservoirs in a structure immediately adjacent to the south of the Hana field. This structure is potentially an extension of the main Hana structure.

The rig drilling Hana Deep -1 well has been contracted for two firm and two optional wells.

Government and partner approvals are currently being obtained for drilling the third planned well in this exploration program. These three drilling prospects have been confirmed by the 3D seismic program carried out on the concession last year. Future plans for the concession include a well to test the potential of the deep Nubia formation underlying the Hana field.

The Hana field is currently producing approximately 1,200 bopd of 26 degree API oil from the Miocene Kareem reservoir.

The West Gharib Concession (Centurion 30% working interest) encompasses over 468,000 acres, onshore, flanking the Gulf of Suez for 120 kilometers.

Certain statements in this News Release constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO, or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com